EX-99.h.4

ADMINISTRATIVE SERVICES AGREEMENT
BETWEEN
GPS FUNDS II
AND
GENWORTH FINANCIAL WEALTH MANAGEMENT, INC.

AGREEMENT made as of ____________, 2011, between the GPS Funds II, a Delaware statutory trust (the “Trust”), on behalf of the Service Shares class of each series of the Trust (each a “Fund,” and together, the “Funds”) listed in Exhibit A of this Agreement, as amended from time to time, and Genworth Financial Wealth Management, Inc. (“GFWM”).

In consideration of the mutual promises herein made, the parties hereby agree as follows:

(1)           GFWM shall, during the term of this Agreement, be responsible for providing certain administrative services (together, the “Administrative Services”) to the shareholders of the Service Shares class of each Fund, including the following:

(a)	development and maintenance of a web-based software platform for both investment advisers and shareholders;

(b)	creation of a customized full-color client investment policy statement for each individual client;

(c)	facilitating the initiation and setup of new account and related asset transfers;

(d)	reviewing and following up on custodial paperwork;

(e)	attending to shareholder correspondence, requests and inquiries, and other communications with shareholders and their representatives;

(f)	assisting with the processing of purchases and redemptions of shares; and

(g)	monitoring and overseeing non-advisory relationships with entities providing services to the Service Shares, including the transfer agent and custodians.

(2)           As compensation for the Administrative Services provided by GFWM, the Service Shares class of each Fund shall pay to GFWM a monthly fee equal to, on an annual basis, 0.25% of the daily net assets of the Service Shares class of such Fund.

(3)           The administrative services provided by GFWM to the Service Shares of the Funds under this Agreement are separate from, and unrelated to, the administrative services provided by U.S. Bancorp Fund Services, LLC (“USBFS”) to the Funds pursuant to the Fund Administration Servicing Agreement between the Trust and USBFS.

(4)           This Agreement shall continue until validly terminated pursuant to the terms of this Agreement.

(5)           This Agreement may be terminated by the Trust, at any time, on sixty (60) days’ written notice without payment of penalty, provided that such termination by the Trust shall be directed or approved by the vote of a majority of the Trustees of the Trust in office at the time or by the vote of a majority of the outstanding voting securities of the Trust (as defined by the 1940 Act).  This Agreement may be not be assigned with the prior written consent of the parties.  A change of control of either party hereto shall not constitute an assignment.

(6)           In the absence of willful misfeasance, bad faith or gross negligence on the part of GFWM, or of reckless disregard of its duties and obligations hereunder, GFWM shall not be subject to liability for any act or omission in the course of, or connected with, rendering services hereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized officers as of the date first written above.

GPS FUNDS II

By:
Name:
Title:

GENWORTH FINANCIAL WEALTH MANAGEMENT, INC.

By:
Name:
Title:

Exhibit A

GuidePathSM Strategic Asset Allocation Fund

GuidePathSM Tactical ConstrainedSM Asset Allocation Fund

GuidePathSM Tactical UnconstrainedSM Asset Allocation Fund

GuidePathSM Absolute Return Asset Allocation Fund

GuideMarkSM Global Real Return Fund

GuideMarkSM Opportunistic Fixed Income Fund